STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*
   Cohen        Lewis        Cobrain
   (Last)       (First)      (Middle)

   ____________________________________
                (Street)

   c\o Mace Security Int'l, Inc.
   160 Benmont Ave.
   Bennington,  VT.     05201
   (City)    (State)    (Zip)


2. Issuer Name and Ticker or Trading Symbol
   Mace Security International, Inc. (MACE)


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
   8/98


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)
   __X__ Director                      _____ 10% Owner
   _____ Officer (give title below)    _____ Other (specify below)


7. Individual or Joint/Group Filing (Check applicable line)
   __X__ Form filed by One Reporting Person
   _____ Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned


1. Title of Security
   (Instr. 3)
   Common Stock, par value $.01 *
     (Fund for Philanthropy and Education)
   Common Stock
   Common Stock

2. Transaction Date
   (Month/Day/Year)
   11/14/97
   4/20/98
   5/1/98

3. Transaction Code
   (Instr. 8)
   Code     V
   P
   P
   P

4. Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4 and 5)
   Amount       (A) or (D)    Price
   1500          A            $1.0625
   4000          A            $1.3125
   2000          A            $1.625

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
   37,500
   41,500
   43,500


6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
   D
   D
   D


7. Nature of Indirect Beneficial Ownership (Instr. 4)


*If the Form is filed by more than one Reporting person see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
(Print or Type Responses)

*This fund is a not-for-profit entity.
 Mr. Cohen is a trustee. He does not derive personal benefit from these shares.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


 1. Title Derivative Security (Instr. 3)
    Options

 2. Conversion or Exercise Price Of Derivative Security
    $1.208

 3. Transaction Date (Month/Day/Year)
    8/6/98

 4. Transaction Code (Instr. 8)
    Code     V
    A

 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)         (D)
    10,000

 6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercisable     Expiration Date
    *                    **

 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title           Amount or Number of Shares
    Common Stock    10,000

 8. Price of Derivative Security (Instr. 5)


 9. Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    20,000

10. Ownership Form of Derivative Security:   Direct (D)  Indirect (I)
    (Instr.4)


11. Nature of Indirect Beneficial Ownership (Instr.4)



Explanation of Responses:


/s/ Lewis C. Cohen                             8/25/98
_______________________________           __________________
**Signature of Reporting Person                  Date

**Intentional misstatements or omissions of fact constitute Federal criminal violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.

 *Upon change in control of the Board as constituted on May 1, 1998
  (Change of Control)
**5 years following change of control